Exhibit 2.1
ASSET PURCHASE AGREEMENT
Dated as of May 1, 2006
By and Among
ALLIANCE SEMICONDUCTOR CORPORATION,
PULSECORE HOLDINGS (CAYMAN) INC.
and
PULSECORE SEMICONDUCTOR CORPORATION

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 1, 2006, by and among Alliance Semiconductor Corporation, a Delaware corporation (“Seller”), PulseCore Holdings (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Buyer”), and PulseCore Semiconductor Corporation, a Delaware corporation and indirectly wholly-owned subsidiary of Buyer (“Buyer US”) (Buyer and Buyer US together, the “Buyers”) (Buyer, Buyer US and Seller may each by referred to herein as a “Party” and collectively as the “Parties”).
RECITALS:
     A. Seller is engaged, among other things, in the business of designing, manufacturing and selling products designed to provide analog and mixed signal solutions for the communications, computing, embedded, industrial and consumer markets through Seller’s worldwide Analog and Mixed Signal business unit (the “Business”);
     B. Buyer and certain of its affiliates are interested in purchasing, and Seller and one of its wholly-owned subsidiaries are interested in selling, the Business, including, without limitation, all rights, property, title and interest in the assets, properties and rights of the Business as set forth herein;
     C. The Parties desire that Seller sell, assign, transfer, convey and deliver to Buyer and Buyer US, and that Buyer and Buyer US, respectively, purchase from Seller, the Purchased Assets (as defined below) that are owned by Seller, subject to the terms and conditions set forth in this Agreement (the “Acquisition”); and
     D. Pursuant to the obligations of Buyer and Seller contained in Section 4.18 hereof, Alliance Semiconductor (India) Private Limited (“Seller India”) and an indirectly wholly-owned subsidiary of the Buyer to be organized under the laws of India (“Buyer India”) shall enter into a slump sale agreement substantially in the form attached hereto as Exhibit B (the “India Purchase Agreement”), which provides for the sale to Buyer India of the assets relating to the Business that are owned by Seller India.
     NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
ARTICLE I
Purchase and Sale of the Assets;
Purchase Price; Possession
     1.1 Assets and Liabilities.
          (a) Purchased Assets. Upon the terms and subject to the conditions of this Agreement, as of the Closing, Buyers shall purchase from Seller, and Seller shall sell, assign, transfer, convey and deliver to Buyers, all of Seller’s right, title and interest in and to the property, rights, contracts, goodwill and business, wherever located and whether tangible or intangible, and claims related to, belonging to, used or held for use in the Business (collectively the “Purchased Assets”), as described in this Section 1.1(a) and on Schedules 1.1(a)(i) through 1.1(a)(xiv).
               (i) Product Rights. All of the design and layout databases and schematics, test programs, testing and qualification data and production mask, equipment and other tools belonging to or used or held for use at any time in connection with the Business.
               (ii) Proprietary Rights. All intellectual property rights and property of Seller, including but not limited to, all of Seller’s right, title and interest in, to and under (i) all patents, inventions (whether or not patented or able to be patented), works of authorship, mask works, data, technology, know-how, trade secrets, ideas and information, designs, formulas, algorithms, processes, methods, schematics and computer software (in source code and/or object code format); (ii) all trade names, trade and service marks, logos, domains, URLs, websites, addresses, and other designations (“Marks”); and (iii) patent rights, Mark rights, copyrights, mask work rights, sui generis database rights, trade secret rights, moral rights, and all other intellectual and industrial property rights of any sort throughout the world and all applications, registration, issuances and the like with respect thereto (“IP Rights”) (collectively, the “Intellectual Property”), that is used, exercised or exploited (“Used”) in the business, and all rights to sue for past present or future infringement of any of the foregoing (the “Proprietary Rights”).
               (iii) Customer Lists, Marketing Materials and Documentation. All customer lists, vendor lists or other documents used by, or held for use by, Seller in the Business, including, but not limited to, correspondence, credit information, manuals, data, sales, marketing, training and advertising materials, files and form contracts specifically relating to the Business, the Purchased Assets described in the other clauses of this Section 1.1(a) or to the Assumed Liabilities, including, but not limited to, the files and records, if any, which reflect the principal terms of each Purchased Contract.
               (iv) Contracts. All of Seller’s rights and interests under the contracts, instruments, agreements, commitments or other understandings or arrangements attributable or relating to the Business, the Purchased Assets or the Assumed Liabilities, including but not limited to, those described on Schedule 1.1(a)(iv) as “Purchased Contracts” (the “Purchased Contracts”).
               (v) Books and Records. Copies of all business, accounting and financial records pertaining to the Business or the Purchased Assets or the Assumed Liabilities.
               (vi) Authorizations. All federal, foreign, state, local or other governmental consents, licenses, permits, grants or authorizations and the like owned, held or utilized by Seller in the operation of the Business, subject to Section 8.1, to the extent Seller is permitted to assign the same to Buyers and does not need to retain them to operate Seller’s remaining businesses, including, but not limited to, those which are listed on Schedule 1.1(a)(vi) (the “Authorizations”).

               (vii) Inchoate Rights. All rights, claims, credits, causes of action or rights of set-off with respect to or arising out of (A) the Purchased Assets, (B) the Assumed Liabilities or (C) proceeds paid or payable under insurance contracts relating to the Purchased Assets.
               (viii) Inventory. All items of inventory belonging to or used or held for use in connection with the Business (the “Inventory”), including, but not limited to, those items listed or described on Schedule 1.1(a)(viii) as of the date hereof; Seller shall provide an updated Schedule 1.1(a)(viii) as of the Closing Date, which schedule may, with the prior written consent of Buyer, which consent shall not be unreasonably withheld, be adjusted, as necessary, within five (5) business days after the Closing Date to reflect adjustments occurring prior to the Closing Date, accompanied by a certificate signed by Seller’s Chief Financial Officer and delivered to Buyer.
               (ix) Furniture, Fixtures, Equipment, etc. Those items of furniture, fixtures, leasehold improvements, equipment, computers, computer software (subject to Section 8.1, to the extent assignable or transferable), photocopy machines and office supplies, whether owned or leased by Seller, belonging to or used in or held for use in the Business (the “Furniture, Fixtures and Equipment” or “Equipment”) including, but not limited to those that are listed on Schedule 1.1(a)(ix) or that have otherwise been identified as such by the mutual agreement of the Parties.
               (x) Other Items of Property. All other items of property, supplies or other assets other than the Excluded Assets, used by or held for use by Seller in connection with the Business including those that are listed on Schedule 1.1(a)(x) or that have otherwise been identified as such by the mutual agreement of the Parties (“Other Items of Property”).
               (xi) Goodwill. All goodwill associated with the Business and any of the assets, properties and rights set forth above.
               (xii) Prepaid Expenses and Deposits. All prepaid expenses and security deposits related to any other of the Purchased Assets or the ongoing operation of the Business, set forth on Schedule 1.1(a)(xii) (“Prepaid Expenses”).
               (xiii) Employee Receivables. Employee receivables, as reflected on Seller’s books and records, that are owed by the Retained Employees who accept offers of employment from Buyer as of the Closing Date (“Employee Receivables”).
               (xiv) Non-Conveyable Assets. To the extent any Purchased Asset cannot be conveyed, the right to receive full use and benefit of such Purchased Asset.
          (b) Excluded Assets and Certain Known Liabilities. Seller shall not sell, assign, transfer or convey to Buyers hereunder, and Buyers shall not purchase hereunder (i) the corporate charter, qualifications to conduct business as foreign corporations, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and any other documents relating to the organization, maintenance and existence of the Seller as a corporation; (ii) any of the rights of Seller under this Agreement, the Transaction Agreements or any other agreement entered into in connection with this Agreement; (iii) any of the assets or certain known liabilities used in the Business set forth on Schedule 1.1(b); (iv) cash, cash equivalents and investments related to the Business; (v) those contracts set forth as “Excluded Contracts” on Schedule 1.1(b)(v); (vi) those assets that will be sold by Seller India to Buyer India pursuant to the India Purchase Agreement; or (vii) assets and liabilities held by the Seller in connection with Seller’s operation of other business activities which are not part of the Business (collectively, the “Excluded Assets”).
          (c) Liabilities Assumed by Buyers. Upon the terms and subject to the conditions of this Agreement, and in reliance on the representations, warranties, covenants and agreements made by Seller herein, effective as of the Closing Date, Buyers shall assume and be obligated pursuant to this Agreement to pay when due, perform or discharge only the debts, claims, liabilities, obligations and expenses described below and on Schedule 1.1(c) (collectively, the “Assumed Liabilities”):
               (i) (A) product liability for the Inventory; (B) obligations to pay suppliers for goods and services related to the ongoing operation of the Business that are received by Seller prior to the Closing Date but remain uninvoiced set forth on Schedule 1.1(c)(i)(A), not to exceed $25,000; (C) obligations with respect to open, firm purchase orders placed by Seller in the ordinary course of business prior to the Closing Date for the manufacture of wafers or assembly of products to be sold in connection with the Business, with Schedule 1.1(c)(i)(C) setting forth in reasonable detail (i) as of the date hereof, all open purchase orders relating to the Business, including, without limitation, those related to the fabrication of wafers, and all open work orders related to the Business, including, without limitation, those related to the packaging of products, and (ii) in addition, as of the Closing Date, all open purchase orders relating to the Business, including, without limitation, those related to the fabrication of wafers, and all open work orders related to the Business, including, without limitation, those related to the packaging of products, and the cost related thereto, which Schedule 1.1(c)(i)(C) may be adjusted, with the prior written consent of Buyer not unreasonably withheld, within five (5) business days after the Closing Date, pursuant to a written instrument signed by Seller’s Chief Financial Officer and delivered to Buyer; and (C) executory obligations arising from the Purchased Contracts which are to be performed after the Closing Date; provided, however, that Buyers shall not assume any (x) accrued legal costs or expenses related to any Excluded Liabilities or (y) obligations arising from any contracts, instruments, agreements, commitments or other understandings or arrangements attributable or relating to the Business, the rights to which are not, for any reason, assigned to Buyers as required pursuant to the terms of this Agreement;
               (ii) except as specified in Section 1.4 hereof, all Taxes accrued on or after the Closing Date in connection with the ownership of the Purchased Assets, including Taxes due jurisdictions not part of the United States and the operation of the Business after the Closing Date; and
               (iii) commencing on the date that is six months after the Closing Date, liabilities of Seller to accept returns or to provide product warranty services to customers of the Business, regardless of when the related products or services were purchased;

Seller shall retain (and thereafter pay, perform, discharge or otherwise satisfy in accordance with their respective term), all other liabilities not specifically identified on Schedule 1.1(c)
          (d) Excluded Liabilities. Except as set forth in Section 1.1(c) or any other express provision of this Agreement, Buyers shall not assume or otherwise become obligated pursuant to this Agreement to pay when due, perform or discharge any debts, claims, liabilities, obligations, damages or expenses of Seller (whether known or unknown, contingent or absolute, or arising before, on or after the Closing Date), including, without limitation, liability for (i) Taxes (other than Taxes that are included in the Assumed Liabilities or are otherwise attributed to Buyer pursuant to this Agreement); (ii) defaults under contracts or any obligations of Seller resulting from events or occurrences arising prior to the Closing Date; (iii) obligations under contracts or agreements of Seller not listed on or described on Schedule 1.1(a)(iv) hereto; (iv) liabilities of Seller India; or (v) obligations of Seller incurred in connection with Seller’s operation of other business activities unrelated to the Business (collectively, the “Excluded Liabilities”).
     1.2 Purchase Price and Payment Terms.
          (a) The aggregate purchase price for the Purchased Assets is Nine Million Two Hundred Fifty Thousand Dollars ($9,250,000.00) less the purchase price payable pursuant to the India Purchase Agreement, as adjusted pursuant to Section 1.3 below (the “Cash Purchase Price”) and assumption of the assumed liabilities (collectively, the “Purchase Price”).
          (b) At the Closing, Buyer and Buyer US shall purchase from Seller the Purchased Assets, and assume the Assumed Liabilities.
          (c) At the Closing, Buyer shall deliver to Seller Cash Purchase Price, less the Escrow Amount in immediately available funds.
          (d) At the Closing, Buyer shall deliver the Escrow Amount to the Escrow Agent, by wire transfer of immediately available funds, to the account designated in the Escrow Agreement.
     1.3 Adjustment to Cash Purchase Price. The Cash Purchase Price shall be increased by an amount, not to exceed $75,000, equal to the cost of certain production masks and related expenses required to be paid in accordance with Seller’s existing product development plans for the Business, the cost of which has been paid for by Seller, during the period between March 6, 2006 and the Closing Date for the development of new products that will not be finished or sold prior to the Closing Date (the “Product Expenses”). A description of the Product Expenses, including the dollar amount of each such expense and the products to which such expenses relate, is set forth on Schedule 1.3(a) hereto. Any Product Expenses incurred after the date hereof and prior to the Closing Date shall be made with the written mutual consent of Buyer and Seller and shall be deemed added to Schedule 1.3(a) by virtue of such mutual written agreement.
     1.4 Sales, Use and Transfer Taxes; Stamp Duty. Seller shall pay all documentary transfer taxes and any sales, use or similar taxes, duties, fees and governmental exactions imposed by reason of the transfer of the Purchased Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto; provided, however, Buyer shall cause Buyer India to pay any stamp duty that may be exacted or imposed by any Governmental Entity in India by reason of the transfer of the assets pursuant to the India Purchase Agreement in accordance with the appropriate Stamp Act as may be relevant and applicable, and any deficiency, interest or penalty asserted with respect thereto.
     1.5 Escrow. Prior to the Closing Date, Seller and Buyer shall enter into an escrow agreement with the Escrow Agent substantially in the form of Exhibit C hereto (the “Escrow Agreement”). At the Closing, Buyer shall deliver to the Escrow Agent, in accordance with the Escrow Agreement, $1,500,000 (the “Escrow Amount”) by wire transfer in immediately available funds to the accounts designated therefor in the Escrow Agreement.
     1.6 Relation to India Purchase Agreement. It is the intention of the Parties that all assets related to, belonging to, used or held for use in the Business be transferred by Seller and its affiliates to Buyer and its affiliates either pursuant to this Agreement or the India Purchase Agreement. It is also contemplated that the transactions contemplated hereunder and under the India Asset Purchase Agreement are consummated concurrently, and that the closings under each such agreement be mutually conditioned on the closing under the other agreement.
ARTICLE II
Representations and Warranties of Seller
     As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller makes on its own behalf and (except with respect to Sections 2.1(a), 2.2, 2.3 and 2.4 or unless the context requires otherwise) on behalf of Seller India, the representations and warranties set forth below to Buyers, subject to such exceptions as are disclosed in a disclosure schedule supplied by Seller to Buyers (the “Disclosure Schedule”), which exceptions shall be deemed to be representations and warranties as if made hereunder, as of the date of this Agreement and as of the Closing Date. The Schedules shall be arranged according to specific sections in this Article II and shall provide exceptions to, or otherwise qualify in reasonable detail, only the corresponding section in this Article II and any other section in this Article II where it is reasonably apparent, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure would reasonably be expected to apply to such other section.
     2.1 Organization.
          (a) Seller is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to conduct the Business as it is presently being conducted and to own and lease its properties and assets. Seller is duly qualified to do business in every jurisdiction in which the failure to be so qualified would affect, in any material respect, Seller’s ability to convey the Purchased Assets, carry on the Business as presently conducted or otherwise complete the transactions contemplated hereunder.
          (b) Schedule 2.1 is a list of each subsidiary used by Seller to conduct the Business. Each such subsidiary is validly existing as the type of entity listed on Schedule 2.1 under the laws of the jurisdictions indicated on Schedule 2.1, has the entity power and authority to conduct the portion of the Business in which it is engaged, and is in good standing in its jurisdiction of organization and in each other jurisdiction in which it is required to be licensed or qualified to conduct its portion of the Business, except where the failure to be so qualified would affect, in any material respect, Seller’s ability to convey the Purchased Assets, carry on the Business as presently conducted or otherwise complete the transactions contemplated hereunder.
     2.2 Authorization. The execution and delivery of this Agreement and each Transaction Agreement by Seller and the performance of all obligations hereunder and thereunder have been duly authorized and no other action or approval is necessary for the execution, delivery or performance of this Agreement and each Transaction Agreement by Seller. Seller has full right, power, authority and capacity to execute, deliver and perform this Agreement, each Transaction Agreement and such other agreements and instruments as are contemplated hereby. Seller has the power and unqualified right to sell, assign, transfer, convey and deliver the Purchased Assets to Buyers without penalty or other adverse consequences, subject to the required consents and approvals listed on Schedule 2.5 of the Disclosure Schedule. This Agreement and each Transaction Agreement has been duly executed and delivered by Seller and is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) general principles of equity (whether considered in an action in equity or at law).
     2.3 No Conflict. Except as described on Schedule 2.3, neither the execution and delivery of this Agreement or any Transaction Agreement by Seller, nor the consummation of the transactions contemplated hereunder nor the fulfillment by Seller of any of the terms of this Agreement or any Transaction Agreement will:
          (a) except for such conflicts, breaches or defaults as would not (i) affect, in any material respect, Seller’s ability to convey the Purchased Assets or otherwise complete the transactions contemplated hereunder or (ii) have a material adverse effect on Buyers’ ability to conduct the Business following the Closing, conflict with or result in a breach by Seller, or constitute default by Seller under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or breach of, any of the terms, conditions or provisions of (W) any mortgage, lease, deed of trust, pledge, loan or credit agreement, license agreement, or any other material contract, arrangement or agreement to which Seller is a party or to which any of the Purchased Assets is subject, (X) the Certificate of Incorporation or Bylaws of Seller or (Y) any judgment, order, writ, injunction, decree or demand of any Governmental Entity or (Z) any Purchased Contract;
          (b) result in the creation or imposition of any Encumbrance upon the Purchased Assets;
          (c) cause a loss or adverse modification of any permit, license, or other authorization granted by a Governmental Entity to or otherwise held by Seller which would affect, in any material respect, Buyers’ ability to conduct the Business after the Closing; or
          (d) subject to obtaining necessary consents, approvals and actions, making necessary filings and giving required notices, violate any provision of applicable law relating to

Seller (other than such conflicts, violations or breaches which would not, in any material respect, adversely affect (i) the validity or enforceability of this Agreement or any of the Transaction Agreements, (ii) Seller’s ability to convey the Purchased Assets or otherwise complete the transactions contemplated hereunder or (iii) Buyers’ ability to conduct the Business following the Closing. ).
     2.4 Judgments; Litigation. Except as set forth on Schedule 2.4, there is no (a) outstanding judgment, order, decree, award, stipulation or injunction of any Governmental Entity against Seller, the Purchased Assets or the Business which seeks to or is reasonably likely to have the effect of preventing Seller from conveying the Purchased Assets, or affect in any material respect, Buyer’s ability to conduct the Business after Closing as it has been historically and is presently being conducted by Seller, or (b) action, suit, arbitration, hearing, inquiry, proceeding, complaint, charge or investigation, whether civil, criminal or administrative (“Action”), by or before any Governmental Entity or arbitrator or any appeal from any of the foregoing pending or, to Seller’s knowledge, threatened, against Seller, the Purchased Assets or the Business which, if resolved adversely to Seller would be reasonably likely to impair Seller’s ability to convey the Purchased Assets or affect in any material respect, Buyers’ ability to conduct the Business after Closing as it has been historically and as it is presently being conducted by Seller.
     2.5 Consents and Approvals. Except for those filings listed on Schedule 2.5 hereto, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or other Person is required to be made or obtained by Seller in connection with the execution, delivery and performance by Seller of this Agreement or any of the Transaction Agreements and the consummation of the transactions contemplated hereby.
     2.6 Intellectual Property and Proprietary Rights.
          (a) Except as expressly disclosed on Schedule 2.6(a), Seller either has all right, title and interest in or a valid and binding right under Purchased Contract to use all Intellectual Property Used in the Business as currently conducted or proposed to be conducted (collectively, the “Seller Intellectual Property”) without infringing the Rights of any Person. Schedule 2.6 lists (by name, number, jurisdiction and owner) all patents and patent applications; all registered Marks; and all registered copyrights and mask works; and all other issuances, registrations, applications and the like with respect to those or any other Intellectual Property. Except as disclosed in Schedule 2.6, (i) all registrations with and applications to Governmental Entities in respect of Seller Intellectual Property owned or registered by Seller are valid and in full force and effect, (ii) Seller is not in default (or with the giving of notice or lapse of time or both, would be in default) in any material respect under any contract to use any Seller Intellectual Property and (iii) to the Knowledge of Seller, the Intellectual Property of the Business is not being used or infringed by any other Person. No cancellation, termination, expiration or abandonment of any of the foregoing registrations and applications in respect of Seller Intellectual Property (except natural expiration or termination at the end of the full possible term) is anticipated by Seller and Seller is not aware of any questions or challenges with respect to the patentability or validity of any claims of any of the foregoing registrations and applications. Seller has not received notice that Seller is infringing any Intellectual Property of any other Person, and to the Knowledge of Seller no claim is pending or has been made or asserted to such effect that has not been resolved and, to the Knowledge of Seller, there is no reasonable basis for any such claim. Other than as set forth on Schedule 2.6(a) or pursuant to its form of Distribution Agreement or Representative Agreement, copies of which have been delivered to Buyer, Seller has not granted rights to manufacture, produce, assemble, license, market, or sell its products or otherwise use any Seller Intellectual Property to any other Person and is not bound by any agreement that affects Seller’s right to develop, manufacture, assemble, distribute, market or sell any product or service related to the Business.
          (b) Schedule 2.6(b) lists all licenses, sublicenses and other agreements pursuant to which Seller is assigned or authorized to Use in connection with the Business, or has or may incur any obligation in connection with, any Intellectual Property of any other Person or any Seller Intellectual Property. Seller has not entered into any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of infringement of Seller Intellectual Property.
          (c) Seller has taken reasonable and appropriate steps to protect and preserve the confidentiality of all Seller Intellectual Property not otherwise disclosed in published patents or patent applications or registered copyrights (“Seller Confidential Information”). Except as set forth on Schedule 2.6(c), all use by and disclosure to employees or others of Seller Confidential Information has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements or agreements that contain similar obligations.
          (d) Except as set forth on Schedule 2.6(d), each current and former employee and contractor of Seller who is or was involved in, or who has contributed to, the creation or development of any Seller Intellectual Property has executed and delivered (and to Seller’s knowledge, is in compliance with) an agreement which provides a valid written assignment to Seller of all title and rights to all Seller Intellectual Property. No third party has “moral rights” or rights to terminate any assignment or license with respect thereto.
          (e) To the Knowledge of Seller, none of Seller’s employees or contractors is obligated under any agreement, commitment, judgment, decree, order or otherwise (an “Employee Obligation”) that could reasonably be expected to interfere with the use of his or her best efforts to promote the interests of Seller or that could reasonably be expected to conflict in any way with the Business. Neither the execution nor delivery of this Agreement nor the conduct of Business, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute default under, any Employee Obligation of which Seller is aware. Seller is not Using, and it will not be necessary to Use, any Intellectual Property of any of its employees or contractors made prior to or outside the scope of their employment or engagement by Seller.
          (f) Seller has obtained all approvals and agreements necessary or appropriate (including, without limitation, assurances from customers regarding further export) for exporting any Seller Intellectual Property outside the United States and importing any Seller Intellectual Property into any country in which they are or have been disclosed, sold or licensed for Use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

          (g) All Software is free of all viruses, worms, trojan horses and other infections or harmful routines and does not contain any bugs, errors, or problems that could reasonably be expected to materially disrupt its operation or have an adverse impact on the operation of other software programs or operating systems. “Software” means software, programs, databases and related documentation, in any form (including Internet sites, Internet content and links) that is (i) material to the operation of the Business, including, but not limited to, that operated by seller on its web sites or used by seller in connection with processing customer’s orders, storing customer’s information, or storing or archiving data, or (ii) manufactured, distributed, sold, licensed or marketed by the Business.
          (h) Schedule 2.6(h) describes all Open Source Used in the Business or included in any product or technology previously, currently or intended to be distributed in connection with the Business, including a description of the manner in which each Open Source item is Used. The Seller has not Used or distributed any Open Source in a manner which would (or may in the future) (a) require the Seller to distribute or disclose any source code of the Seller’s proprietary Software, (b) require the Seller to distribute or make available any of the Seller’s proprietary Software without charge or at a reduced charge, (c) require that a user have the right to decompile, disassemble or otherwise reverse engineer any of the Seller’s proprietary software, or (d) impose any other restriction or obligation with respect to any Seller Intellectual Property other than the applicable Open Source. “Open Source” means any software or program that is licensed or distributed pursuant to any open source, quasi open source, community source, freeware, shareware or public license or distribution model, including without limitation any software or program licensed or distributed under any of the following licenses or distribution models: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (ii) The Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Source License (SISL), (vii) BSD Licenses, and (viii) the Apache Software License.
     2.7 Employees and Independent Contractors.
          (a) Schedule 2.7(a) contains a true and complete list, dated as of April 25, 2006, of all employees employed in the Business as of the date of this Agreement (the “Employees”), including, to the extent applicable, each Employee’s (i) name, (ii) title, (iii) principal location of employment, (iv) date of hire by Seller, (v) U.S. immigration status, (vi) annual base salary, (vii) target bonus, (viii) incentive compensation arrangement, and (ix) other material terms of compensation, including salary, bonus, commissions and any other compensation paid since the beginning of the most recently completed fiscal year.
          (b) Schedule 2.7(b) contains a true and complete list, dated as of April 25, 2006, of all consultants and other independent contractors who are providing services to the Business as of the date of this Agreement (the “Independent Contractors”), including (i) each Independent Contractor’s name, (ii) the type of services being provided by each Independent Contractor, (iii) the principal location where services are provided by each Independent Contractor and (iv) date when each Independent Contractor was retained by Seller. Copies of all contracts relating to Independent Contractors used in the Business have been provided to Buyer.

          (c) Except as set forth in Schedule 2.7(c), (i) neither Seller nor an Affiliate of Seller is a party to any collective bargaining agreement or other labor contract applicable to an Employee, (ii) to the Knowledge of Seller, no union has bargaining rights with respect to any Employee and there are no threatened or apparent union organizing activities involving any Employee, (iii) there are no controversies, strikes, slowdowns or work stoppages pending or threatened between Seller or an Affiliate of Seller and an Employee, (iv) to the Knowledge of Seller, there are no unfair labor practice complaints involving an Employee pending against Seller or an Affiliate of Seller, and (v) each Employee who is located in the United States but is not a United States citizen has all visas and other approvals or authorizations necessary to work in the United States in accordance with applicable law.
     2.8 Employee Benefits.
          (a) Schedule 2.8(a) lists (i) all employee benefit plans (including those defined as such in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, phantom stock, incentive, deferred compensation, retiree medical, disability or life insurance, cafeteria benefit, dependent care, disability, employee loan, fringe benefit, sabbatical, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements (whether in writing or not) that are maintained or contributed to by Seller or an Affiliate of Seller for the benefit of an Employee and (ii) any employment agreements, offer letters or other contracts, arrangements or understandings (whether in writing or not) between Seller or an Affiliate of Seller on the one hand and an Employee or Independent Contractor on the other hand (each, a “Plan” and, collectively, the “Plans”).
          (b) Seller has furnished to Buyer a true and complete copy of each material document relating to a Plan, including, to the extent applicable, a copy of (i) the text of the Plan (or a written summary in the case of a Plan that is not in writing), (ii) each trust or other funding arrangement, (iii) each insurance contract, (iv) summary plan description and summary of material modifications, (v) each form of notice of grant and stock option agreement used to document stock options, (vi) the most recent annual report (Form 5500 series and all schedules and financial statements attached thereto) filed under ERISA or the Code, (vii) the most recent Internal Revenue Service determination letter, (viii) each other document necessary for a full understanding of the terms, operation and cost of the Plan and (ix) the name and contact information of each broker, consultant, plan administrator or customer representative who has assisted Buyer with the establishment, funding or administration of each Plan during the preceding 12-month period.
          (c) There is no Encumbrance on any of the Purchased Assets by reason of an unpaid benefit with respect to an Employee pursuant to a Plan
          (d) None of the Plans provides for the payment of separation, severance, termination or similar benefits to any person or obligates Seller or an Affiliate of Seller to pay separation, severance, termination or similar benefits solely or partially as a result of any transaction contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Plan, whether or not such payment is contingent, (ii) increase any benefits otherwise payable under any Plan or other arrangement or (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any stock option, whether or not contingent.
     2.9 Financial Statements. True and complete copies of the unaudited balance sheets of the Business as of December 31, 2005, and the related unaudited statements of operations, changes in stockholders’ equity and changes in cash flows for the year then ended, together with all related notes and schedules thereto (collectively referred to herein as the “Financials”), are attached as Schedule 2.9. The Financials have been reviewed by the independent auditors of Seller. The Financials were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated and each present fairly, in all material respects, the financial position of the Business for the periods indicated, except as otherwise noted therein (subject to normal and recurring year-end adjustments). The Financials were prepared from the internal books and records of Seller in a manner consistent with Seller’s accounting practices with respect to the Business.
     2.10 Changes. Since January 1, 2006, except as contemplated by or as disclosed in this Agreement, Seller has conducted the Business only in the ordinary course and in a manner consistent with past practice and, since such date, (a) there has not been any material adverse change in the Business or its financial results, (b) Seller has not taken or committed to take any of the actions specified in Section 4.4 and (c) Seller has continued to provide the business with all financial and operational support necessary to continue to operate in the ordinary course and in a manner consistent with past practice.
     2.11 Inventory and Equipment. The values at which the Inventory and Equipment is carried on the Financials reflect the historical inventory valuation policy of Seller. Except as set forth in Schedule 2.11, Seller has good and marketable title to the Inventory and Equipment free and clear of all Encumbrances. Neither the Inventory nor Equipment consists of items that are obsolete, damaged or slow moving, or of any items held on consignment. Schedule 1.1(a)(viii) sets forth in reasonable detail the aged Inventory of the Business as of the date hereof. Except as set forth on Schedule 2.11, Seller is not under any obligation or liability with respect to price reductions for or accepting returns of items of Inventory, Equipment or merchandise in the possession of its customers. Seller has not acquired or committed to acquire or manufactured Inventory or Equipment for sale which is not of a quality and quantity usable in the ordinary course of the Business within a reasonable period of time and consistent with past practice. Schedule 2.11 contains a complete list of the addresses of all warehouses and other facilities in which the Inventory and Equipment is located. The Inventory and Equipment each is in good and merchantable condition in all material respects, is suitable and usable for the purposes for which it is intended and is in a condition such that each can be sold in the ordinary course of the Business consistent with past practice. To the Seller’s knowledge, no material amount of Inventory or Equipment is in need of repair or replacement.

     2.12 Purchased Contracts. Each Purchased Contract (i) is in full force and effect and constitutes a legal, valid and binding agreement of Seller, enforceable in accordance with its terms, and to the Knowledge of Seller, of each other party thereto, (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other adverse consequence subject to the need to obtain the consents and approvals set forth in Schedule 2.5 of the Disclosure Schedule, and (iii) except as disclosed in Schedule 2.12, neither Seller nor, to the Knowledge of Seller, any other party to such Purchased Contract, is in material violation or breach of or default under such Purchased Contract (or with notice or lapse of time or both, would be in violation or breach of or default under such Purchased Contract in any material respect). To the Knowledge of Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (i) result in a breach or violation of, or default under, any Purchased Contract, (ii) give any entity the right to declare a default, seek damages or exercise any other remedy under any Purchased Contract, (iii) give any entity the right to accelerate the maturity or performance of any Purchased Contract or (iv) give any entity the right to cancel, terminate or modify any Purchased Contract.
     2.13 Compliance with Laws and Orders. Except as disclosed in Schedule 2.13, Seller is not in violation of or in default in any material respect under any Law or Order applicable to it by which any of the Purchased Assets or the Business is bound or affected.
     2.14 Taxes.
          (a) Except as disclosed in Schedule 2.14 of the Disclosure Schedule, all returns and reports in respect of Taxes required to be filed with respect to the Purchased Assets or the Business have been timely filed; and (ii) all Taxes required to be shown on such returns and reports or otherwise due with respect to the Purchased Assets or the Business have been timely paid; (iii) no adjustment relating to such returns has been proposed formally or informally by any Tax authority and, to the Knowledge of Seller after due inquiry, no basis exists for any such adjustment; (iv) there are no pending or, to the Knowledge of Seller after due inquiry, threatened actions for the assessment or collection of Taxes against Seller relating to the Purchased Assets or any corporation that was includible in the filing of a return with Seller on a consolidated or combined basis; and (v) there are no Tax liens on the Purchased Assets. There are no proposed reassessments of any of the Purchased Assets or other proposals that could increase the amount of any Tax to which Seller or the Business would be subject with respect to the Purchased Assets.
          (b) The Purchased Assets are not subject to any liens for Taxes, except liens for current ad valorem Taxes not yet due, and neither Buyer nor any affiliate thereof will become directly or indirectly liable for, and no lien, claim or encumbrance will be placed upon the Purchased Assets with respect to, (A) any Taxes attributable to the ownership or use of the Purchased Assets with respect to periods prior to and including the Closing Date or (B) any other Taxes attributable to the actions or activities of the Seller prior to the Closing Date. There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement and any exhibit or annex hereto, covering any current or former employee of or service provider to Seller that, individually or collectively, could give rise to the payment of any amount by Buyer or its affiliates that would not be deductible pursuant to Section 280G or Section 162 of the Code.
     2.15 Brokers. Except for Needham & Co., Inc., whose fees, commissions and expenses are the sole responsibility of Seller, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyers without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid claim by any Person against Buyers for a finder’s fee, brokerage commission or similar payment.
     2.16 Purchased Assets. To the Knowledge of the Seller, the Purchased Assets constitute all of the assets related to, belonging to, used in or held for use in the Business or are otherwise necessary for the conduct of the Business as presently conducted, consistent with past practice. Following the consummation of the transactions contemplated by this Agreement and the Transaction Documents and the execution of the instruments of transfer contemplated by this Agreement and the Transaction Documents, Buyers will own or otherwise acquire the interests of Seller in the Purchased Assets, free and clear of any Encumbrances other than Permitted Encumbrances, and without incurring any penalty or other adverse consequence.
     2.17 Customers. Listed in Schedule 2.17 are the names of the ten most significant customers (by revenue) of the Business for the twelve-month period ended December 31, 2006 (“Significant Customers”). Seller has not received any notice and has no reason to believe that any Significant Customer has ceased, or will cease, to use the products, equipment, goods or services of the Business or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services.
     2.18 Suppliers. Schedule 2.18 contains a complete list of each of the ten most significant suppliers of raw materials, supplies, merchandise, services and other goods for the Business, including, without limitation, all manufacturing foundries and subcontracted packaging houses, for the twelve-month period ended December 31, 2006 (“Significant Suppliers”) and the amount for which each such Significant Supplier invoiced Seller during such period. Seller has not received any notice and has no reason to believe that any Significant Supplier will not sell raw materials, supplies, merchandise, services and other goods to the Business at any time after the Closing Date on terms and conditions similar to those imposed on current sales to the Business, subject only to general and customary price increases.
     2.19 No Misstatements. To the Knowledge of Seller, all information that has been provided to Buyer, and no representation or warranty made by Seller in this Agreement, the Schedules hereto or any certificate delivered or deliverable pursuant to the terms hereof contains or will contain any untrue statement of a material fact, or omits, or will omit, when taken as a whole, to state a material fact, necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.
ARTICLE III
Representations and Warranties of Buyers
     As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants, and with respect to

Sections 3.4 and 3.5 only Buyer hereby represents and warrants on behalf of Buyer India, to Seller as follows:
     3.1 Organization and Qualification. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the power and authority to perform its obligations under this Agreement. Buyer is duly qualified to do business and is in good standing in each jurisdiction necessary to perform its obligations under this Agreement. Buyer US is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to perform its obligations under this Agreement. Buyer US is duly qualified to do business and is in good standing in each jurisdiction necessary to perform its obligations under this Agreement.
     3.2 Authorization. The execution and delivery of this Agreement by each of Buyers and the performance of its obligations hereunder have been duly authorized by each of Buyers and no other action or approval by either of Buyers is necessary for the execution, delivery or performance of this Agreement by either of Buyers. Each of Buyers has full right, power, authority and capacity to execute, deliver and perform this Agreement and such other agreements and instruments as are contemplated hereby. This Agreement has been duly executed and delivered by each of Buyers and is a valid and binding obligation of each of Buyers, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally, and (b) general principles of equity (whether considered in an action in equity or at law).
     3.3 No Conflict. With respect to each of Buyers, except as described on Schedule 3.3, neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereunder nor the fulfillment by Buyer of any of its terms will:
          (a) conflict with or result in a breach by Buyer of, or constitute a default by Buyer under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or material breach of, any of the terms, conditions or provisions of (i) any indenture, mortgage, lease, deed of trust, pledge, loan or credit agreement, license agreement or any other material contract, arrangement or agreement to which Buyer is a party or to which a material portion of Buyer’s assets is subject, (ii) in the case of Buyer, its memorandum and articles of association, and in the case of Buyer US, its Certificate of Incorporation or Bylaws of Buyer, or (iii) any judgment, order, writ, injunction, decree or demand of any Governmental Entity which materially affects Buyer or which materially affects Buyer’s ability to conduct its business or perform its obligations under this Agreement;
          (b) result in the creation or imposition of any Encumbrance upon any material portion of the assets of Buyer or which materially affects Buyer’s ability to conduct its business as conducted prior to the date of this Agreement or perform its obligations under this Agreement; or
          (c) cause a material loss or adverse material modification of any permit, license, or other authorization granted by any Governmental Entity to or otherwise held by Buyer which is necessary or materially useful to Buyer’s business or otherwise necessary to allow Buyer to perform its obligations under this Agreement.
     3.4 Consents and Approvals. Except for those filings listed on Schedule 3.4 hereto, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or other person is required to be made or obtained by either of Buyers in connection with the execution, delivery and performance by Buyers of this Agreement and the consummation of the transactions contemplated hereby.
     3.5 Funding. Buyer shall have adequate funds at Closing to fund the entire Cash Purchase Price and any financing or sale of securities completed in order to fund the Cash Purchase Price shall have been completed in accordance with applicable laws and regulations, including state and federal securities laws.
ARTICLE IV
Covenants
     4.1 Fulfillment of Conditions.
          (a) Each of the Parties shall take all such actions as are within its power to control, and use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with and fulfill all obligations, covenants and conditions required by Seller under this Agreement.
          (b) Seller will use its best efforts to secure all necessary consents, waivers, permits, approvals, licenses and authorizations and will use best efforts to make, all necessary filings in order to enable Seller to consummate the transactions contemplated hereby. Each of Buyers will use its best efforts to secure all necessary consents, waivers, permits, approvals, licenses and authorizations and will use best efforts to make all necessary filings in order to enable Buyers to consummate the transactions contemplated hereby. The Parties mutually agree to take the foregoing actions with the intention of closing the transactions contemplated hereunder on May 22, 2006.
     4.2 Buyer’s Access to Records and Inspection Rights. Seller, through its authorized representatives, shall allow each of Buyers and each of the Buyer’s respective lenders, counsel, accountants and other consultants and representatives reasonable access to inspect prior to the Closing the properties and records of Seller with respect to the Business and to discuss the affairs and accounts of Seller with such representatives of Seller during normal business hours and upon reasonable advance notice.
     4.3 Operation in Ordinary Course. During the period from the execution of this Agreement until the Closing, Seller shall operate the Business only in a manner consistent with its present and historical practice shall pay its debts and Taxes when due, shall pay or perform other obligations when due and to the extent consistent with such Business, use all reasonable efforts consistent with its present and historical practices and policies to preserve intact the Business and the Purchased Assets, keep available the services of its present officers and key employees and consultants and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it (including, without limitation, the continuation of quality assurance and reliability processes, product manufacturing support and rollout of new products in accordance with existing product development plans for the Business), and shall refrain from taking any action which could materially adversely affect the value of the Purchased Assets or otherwise materially adversely affect the Business, and Seller shall promptly notify Buyer upon becoming aware of any potentially adverse event, provided that this Section 4.3 shall not require Seller to replace departing or resigning personnel.
     4.4 Certain Restrictions. In furtherance of the covenants set forth in Section 4.3, and by way of amplification and not limitation, Seller will refrain from, whether directly or indirectly, doing or proposing to do any of the following:
               (a) other than in the ordinary course of business, selling, licensing, pledging, granting, encumbering or otherwise disposing of or granting any security interest in and to any of the Purchased Assets, in whole or in part;
               (b) failing to maintain the Purchased Assets in good working condition and repair according to the standards Seller have maintained up to the date of this Agreement, subject only to ordinary wear and tear; or
               (c) incurring any lien on any Purchased Assets.
     4.5 Exclusivity. During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to Section 6.2, Seller shall refrain from taking any action to, directly or indirectly, encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyers, concerning any purchase of Seller, the Business or the Purchased Assets whether through sale of substantial assets or any similar transaction involving Seller (a “Competing Transaction”). Seller immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a Competing Transaction and shall not enter into any agreement with respect to such Competing Transaction. Seller will notify Buyer after receipt by Seller of any proposal for, or inquiry respecting, a Competing Transaction. Such notice shall indicate in reasonable detail the terms and conditions of such proposal or inquiry.
     4.6 Employees.
          (a) Employment.
               (i) The third business day preceding the Closing Date, Seller shall provide to Buyer a revised version of Schedule 2.7(a), updated to reflect all changes in such Schedule that have occurred prior to such day. No later than the second business day preceding the Closing Date but effective as of the Closing Date and contingent on the Closing, Buyer shall offer employment to all of the Employees listed on Schedule 4.6(a)(i) (collectively, the “Retained Employees”). Seller shall use its best efforts to (i) provide Buyer with access to the Retained Employees and (ii) assist Buyer in extending offers of employment to the Retained Employees. In the case of each Retained Employee that is currently employed other than by Seller India, (each, a “Non-India Retained Employee”), Buyer’s offer of employment shall include an annual base salary in an amount that is not lower than the corresponding amount set forth in Schedule 2.7(a), Buyer shall provide the Non-India Retained Employees with types and levels of employee benefits that are at least as favorable as those generally provided by employers comparable to the Business with respect to the size, industry and location; provided that the commencement of health care coverage under Buyer’s plan may be delayed until the first day of the fourth calendar month following the Closing Date, and that prior to the commencement of health care coverage under Buyer’s plan, Buyer will pay the same portion of each Retained Employee’s monthly premium under COBRA as Seller currently pays for such employee. During the period between the execution of this Agreement and the Closing Date, Seller, upon Buyer’s request, shall provide reasonable assistance to Buyer with respect to the establishment of employee benefit plans intended to replace the coverage provided to the Retained Employees by the Plans. Additional provisions relating to Retained Employees presently employed by Seller India are contained in the India Purchase Agreement, and such provisions shall control to the extent inconsistent with provisions contained in this Agreement relating to such employees.
          (b) Seller’s Obligations and Liabilities.
               (i) Tax Returns. Seller shall promptly file all tax returns with respect to its employment of any Seller employee through the Closing Date and pay all Taxes shown as due thereon.
               (ii) Employees Terminated Prior to Closing. Neither of Buyers shall assume any liabilities with respect to Seller’s termination of employment of any Seller employee on or prior to the Closing Date, including, without limitation, all accrued and unpaid wages and accrued vacation.
               (iii) Certain Benefit Payments. Seller shall pay or otherwise discharge any liability for claims filed with respect to any employee of Seller eligible for coverage, reimbursement and/or benefits under the terms of any of Seller’s Benefit Plans, provided such liability (A) accrued or became payable during the period of such employee’s employment with Seller prior to the Closing Date or (B) arose out of Seller’s termination of such employee’s employment on or prior to the Closing Date.
          (c) No Rights Conferred Upon Employees. The parties hereby acknowledge that, except as otherwise provided in clause (a) of this Section and in Section 3.6 of the India Purchase Agreement, neither of Buyers is under any obligation to employ any current or future employee of Seller or any Affiliate thereof. Further, neither of Buyers shall be under any obligation to (i) continue the employment of any Retained Employees listed on Schedule 4.6(a)(i) or any Key Employee listed on Schedule 4.6(a)(ii) hereof after Closing and nothing in this Agreement shall confer any rights or remedies under this Agreement on any such employee or (ii) continue any Retained Employee’s coverage under any employment benefit plan.
     4.7 Use of Intellectual Property.
          (a) Except as set forth in Section 4.7 (a) of the Disclosure Schedule, from and after the Closing, Seller shall not use any of the Intellectual Property.
          (b) Following the Closing, Seller shall not use any trade names, trade and service marks, logos and other designations contained in the Purchased Assets, nor shall it use or put into use any materials that bear any such Mark trade name, trade or service mark, logo or other designation contained in the Intellectual Property.
     4.8 Excluded Liabilities. Seller will pay and discharge the Excluded Liabilities as and when the same become due and payable.
     4.9 Non-Competition.
          (a) In partial consideration of the payment of the Cash Purchase Price, as set forth in Section 1.2, Seller and Buyer agree that for a period of five (5) years after the Closing (the “Restricted Period”), Seller shall not engage, directly or indirectly, in any business anywhere in the world that designs, manufactures or sells products, which include Clock and Timing Generators, Power Management solutions and products incorporating Spread Spectrum Technology for EMI compliance, and other Mixed-Signal IC Products, of the kind sold by the Business as of the Closing Date, that are designed to provide solutions for the communications, computing, embedded, industrial and consumer markets (“Products”) or, without the prior written consent of Buyer, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as a partner, stockholder, consultant or otherwise, any Person that competes with Buyer or the Business in manufacturing, producing or supplying Products; provided, however that for purposes of Section 4.9, (i) ownership of securities having no more than 20 percent of the outstanding voting power of any competitor which are listed on any national securities exchange or traded actively in the national over the counter market or (ii) investments in investment funds or venture funds affiliated with Seller, including Solar Venture Partners, L.P., Alliance Ventures I, Alliance Ventures II, Alliance Ventures III, Alliance Ventures IV and Alliance Ventures V, the portfolio companies of which funds have been publicly disclosed prior to the date hereof, shall not be deemed to be in violation of this Section 4.9 so long as the Person owning such securities or making such investments has no other connection or relationship with such competitor, other than non-majority board representation.
          (b) As a separate and independent covenant, Seller agrees with Buyer that, for a period of five (5) years following the Closing, Seller will not in any way, directly or indirectly, for the purpose of conducting or engaging in any business that manufactures, produces or supplies Products, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Business with whom the Business had any dealings prior to the Closing Date, or take away or interfere or attempt to interfere with any custom, trade, business or patronage of Buyer or the Business, or interfere with or attempt to interfere with any officers, employees, representatives or agents of Buyer or the Business, or induce or attempt to induce any of them to leave the employ of Buyer or violate the terms of their contracts, or any employment arrangements, with Buyer.
          (c) The Restricted Period shall be extended by the length of any period during which Seller is in breach of the terms of this Section 4.9.
          (d) Seller acknowledges that the covenants of Seller set forth in this Section 4.9 are an essential element of this Agreement and that, but for the agreement of Seller to comply with these covenants, Buyer would not have entered into this Agreement. Seller acknowledges that this Section 4.9 constitute independent covenants and shall not be affected by performance or nonperformance of any other provision of this Agreement by Buyer. Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 4.9 are reasonable and proper.
     4.10 Filing of Tax Returns; Allocation of Taxes. Seller shall properly file all Tax returns that Seller is required by any applicable Law to file with respect to Taxes arising in or related to periods on or prior to the Closing Date or related to transactions or events occurring on or prior to the Closing Date and shall pay all such Taxes when due. With respect to the Business, Seller shall be responsible for the payment of all Taxes for the period prior to the Closing Date and Buyer shall be responsible for all such Taxes for the period including and after the Closing Date. All such Taxes assessed on an annual or other periodic basis shall be prorated on the assumption that an equal amount of Tax applies to each day of the year or period, regardless of how installment payments are billed or made. Any payment of Taxes due from one party to the other pursuant to the foregoing provisions of this Section 4.10 shall be paid at the Closing Date. If the current year’s or period’s Taxes and assessments are not available at the Closing Date, for purposes of apportionment between Seller and Buyer and payment pursuant to this Section 4.10, the amount thereof shall be estimated on the basis of the prior year’s Taxes and assessments, and any incremental payment shall be adjusted after receipt of the final Tax statements, but within fifteen (15) days after such statements are provided by the Tax Authorities. For purposes of this Agreement income and similar Taxes (including any franchise or other Taxes measured by reference to income or receipts) for any taxable period that includes the Closing Date shall be allocated to the period up to and including the Closing Date, on the one hand, and the period following the Closing Date, on the other hand, by utilizing the so-called closing of the books method whereby the tax for each of such periods is separately computed as though the Closing Date constituted the end of a taxable period.
     4.11 Allocation of Consideration. The Parties agree that for all federal and state tax purposes the consideration received by Seller for the Purchased Assets hereof shall be allocated in accordance with Section 1060 of the Code as set forth in Schedule 4.11 and that all financial reports, and income and other tax returns and information reports, will be prepared and filed in a manner consistent with such allocation and no party hereto will take any position inconsistent with such allocation in any subsequent returns or proceedings. Each of the Parties agree to file IRS Form 8594, as applicable, and any corresponding state tax forms, on a timely basis.
     4.12 Tax Forms. Prior to the Closing and with respect to the Business, Seller shall not make or change any material Tax election, adopt or change any material Tax return or any amendment to a material Tax return, enter into any closing agreement, settle any Tax return, claim or assessment with respect to Taxes or consent to any extension or waiver of limitation period applicable to any Tax return claim or assessment with respect to Taxes that could materially increase the Buyer’s Tax liability with respect to the Business or Purchased Assets for any period of periods without the prior consent of Buyer, which consent shall not be unreasonably withheld.
     4.13 Enforceability of Confidentiality Agreements. At the request of Buyers, Seller shall assign to Buyer or one of its Affiliates, as appropriate, any confidentiality agreements relating exclusively to the Business. If Seller is unable to assign such confidentiality agreements because they do not relate exclusively to the Business or otherwise, Seller shall enforce or permit Buyer or its Affiliate, as appropriate, to enforce on Seller’s behalf any and all rights of Seller relating to the Business or the Purchased Assets against the other party thereto arising out of the breach thereof by such other party.
     4.14 Bulk Sales Laws. Buyer hereby waive compliance by Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction (“Bulk Sales Laws”) in connection with the sale of the Purchased Assets to Buyers (other than any obligations with respect to the application of the proceeds herefrom). Pursuant to Article VII, Seller has agreed to indemnify Buyers against any and all liabilities which may be asserted by third parties against Buyers as a result of Seller’s noncompliance with any such Bulk Sales Law.
     4.15 Financial Statements. Within 30 days following the Closing Date, Seller shall deliver to Buyer the following unaudited, unreviewed financial information relating to the Business: (i) a Statement of Operations of the Business for the period between January 1, 2006 and the Closing Date, prepared in a manner consistent with the Seller’s usual method of presenting such information, and (ii) as of the Closing Date, those line items that would normally appear in the Company’s Consolidated Balance Sheet, only to the extent that the substance of such information is otherwise scheduled pursuant to the Agreement.
     4.16 Product Returns and Warrant Obligations. Buyer shall, at the cost and expense of Seller, accept all returns of products sold by the Business on or prior to the Closing Date, provide product warranty services to those customers who purchased products or services from the Business or any of its distributors on or prior to the Closing Date and perform Seller’s obligations pursuant to the terms of the Purchased Contracts. The cost and expense of accepting product returns and providing warranty obligations incurred during the six-month period commencing on the Closing Date shall be invoiced to Seller on a monthly basis. Seller shall pay such invoices within 15 business days following receipt thereof. The cost and expense of product returns and warranty obligations incurred by Buyer following such six month period shall be borne by Buyer.
     4.17 Incorporation of Buyer India. Buyer shall, as promptly as practical, cause Buyer India to be duly and validly incorporated under the laws of India.
     4.18 India Purchase Agreement. Seller shall cause Seller India to enter into that certain India Purchase Agreement, sell certain assets related to, belonging to, used or held for use in the Business that are owned by Seller India to Buyer India pursuant thereto and perform the other obligations thereunder. Buyer shall cause Buyer India to enter into the India Purchase Agreement, purchase certain assets related to, belonging to, used or held for use in the Business that are owned by Seller India pursuant thereto and perform the other obligations thereunder.
     4.19 Transfer of Assets in India. The Parties agree to ascertain, as quickly as practicable and in any event prior to Closing, the most efficient and cost-effective manner in which to transfer those assets that are located in India. Seller shall be responsible for and shall take, and shall cause Seller India to take, all necessary actions to secure the clearance of the Purchased Assets and any assets transferred pursuant to the India Purchase Agreement from the customs bonding for the transfer of assets to Buyer or Buyer India, as appropriate. In addition,

Seller shall, and shall cause Seller India to, execute all required documentation and take all acts reasonably necessary to ensure the transfer of the Purchased Assets and the assets transferred pursuant to the India Purchase Agreement to Buyer and Buyer India, as appropriate. Seller agrees to bear the cost and expense of any customs duties, sales tax or similar payments that may be required; provided, however, that this obligation shall only apply to the extent that the Parties jointly agree in good faith that there is no workable alternative that would avoid the payment of such duties or similar payments.
     4.20 Withholding Tax. Buyer shall be entitled to deduct and withhold from the Cash Purchaser Price all Taxes that Buyer may be required to deduct and withhold under any provisions of any law.
     4.21 Delivery of Schedules to the Agreement. As promptly as practical following the date hereof, but in no event later than three business days prior to the Closing Date, Seller shall deliver to Buyer complete Schedule 1.1(a)(ix) (Furniture, Fixtures, Equipment, etc.) and Schedule 1.1(a)(x) (Other Items of Property) setting forth such assets to be transferred at Closing, which schedules shall (A) include the net book value of such assets and (B) with respect to all such assets, shall reflect both the Seller entity that owns the assets and the current location of such assets.
ARTICLE V
Conditions of Closing
     5.1 Conditions to Obligations of Buyers. The obligation of Buyers to consummate the purchase of the Purchased Assets pursuant to this Agreement is subject to the satisfaction, at or before the Closing, of all of the following conditions, any of which may be waived by Buyers:
          (a) Representations and Warranties; Performance of Obligations. Each of the representations and warranties Seller made to Buyers set forth in Article II hereof and in all agreements, documents and instruments executed and delivered pursuant hereto or in connection with the Closing (i) that are qualified as to materiality or any similar standard or qualification shall be true and correct in all respects, and (ii) that are not qualified as to materiality or any similar standard or qualification shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date. Seller shall have performed or complied with in all material respects the agreements, covenants and obligations necessary to be performed or complied with by each under this Agreement prior to the Closing Date.
          (b) Certificates and Deliveries by Sellers. Buyers shall have received (i) a certificate dated the Closing Date, executed by Seller, certifying that the conditions specified in Section 5.1(a) have been fulfilled, (ii) a certificate dated the Closing Date, executed by Seller, providing as attachments copies of resolutions approved by the board of directors of Seller, certifying that the resolutions as attached to such certificate were duly adopted by the shareholders and the board of directors of Seller and that such resolutions remain in full force and effect, authorizing and approving the execution by Seller of this Agreement and other documents related to this transaction and approving the consummation by Seller of the transactions contemplated by such agreements and documents, and (iii) a certificate dated the Closing Date, executed by Seller, providing as attachments Certificates of Good Standing for Seller certified by the appropriate state official in each state in which Seller is qualified, dated no earlier than ten (10) business days prior to the Closing Date.
          (c) No Injunction. No preliminary or permanent injunction or order that would prohibit or restrain the consummation of the transactions contemplated hereunder shall be in effect, and no Governmental Entity or other Person shall have commenced or threatened to commence an action or proceeding seeking to enjoin the consummation of such transactions or to impose liability on the parties hereto in connection therewith or to prohibit or limit the ownership or operation by Buyer of any portion of the Business or Purchased Assets.
          (d) Authorizations. Seller shall have obtained all Authorizations necessary or required in connection with the operation of the Business.
          (e) Consents and Approvals. Seller shall have received all consents (or in lieu thereof waivers) and approvals required to be obtained in connection with the consummation of the transactions contemplated hereunder, including those set forth on Schedule 5.1(e).
          (f) Bill of Sale. Seller shall have executed and delivered to Buyer a Bill of Sale and Assumption Agreement, substantially in the form of Exhibit D hereto.
          (g) Escrow Agreement. Seller shall have executed and delivered to Buyer an Escrow Agreement in substantially the form of Exhibit A hereto.
          (h) Transition Services Agreement. Seller shall have executed and delivered to Buyer a Transition Services Agreement in the form of Exhibit C hereto.
          (i) Due Diligence. Buyer shall have completed its due diligence investigation of the business, operations, condition (financial, legal, accounting and otherwise) and prospects of Seller, and the results of such investigation shall be satisfactory to Buyer in its sole discretion.
          (j) Employment Agreements. Buyer shall have entered into employment agreements with each of Narendar “Buddy” Venugopal and Steven Kao (each a “Key Employee”), and each employment agreement with a Key Employee shall remain in full force and effect.
          (k) Employees. Eighty-five percent (85%) of the Retained Employees shall have accepted employment by Buyer as evidenced by the execution of an offer letter.
          (l) No Material Adverse Change. There shall have been no material adverse change, or no material adverse change is reasonably likely to occur, in the Business since the date of this Agreement.
          (m) Buyer India Incorporation. Buyer India shall have duly and validly incorporated and shall have obtained all registrations, certifications, approvals and the like necessary in order to enter into the India Purchase Agreement and perform its obligations thereunder.

          (n) Delivery of Statement of Operations. Buyer shall have received the following unaudited, unreviewed financial information relating to the Business: (i) a Statement of Operations of the Business for the quarter ended March 31, 2006, prepared in a manner consistent with the Seller’s usual method of presenting such information, and (ii) as of March 31, 2006, those line items that would normally appear in the Company’s Consolidated Balance Sheet, only, however, to the extent that the substance of such information is scheduled pursuant to the Agreement.
          (o) India Asset Purchase Agreement. Seller India shall have entered into the India Purchase Agreement, which shall provide for the sale of certain assets to Buyer India from Seller India, and all conditions to closing, if any, shall have been satisfied or waived. For the avoidance of doubt, the closings under this Agreement and the India Purchase Agreement are conditioned on the other.
          (p) Patent and Trademark Assignments. Seller shall have executed and delivered customary patent and trademark assignments in favor of Buyer for each patent, patent application and trademark set forth on Schedule 1.1(a) and included as a Purchased Asset hereunder.
          (q) Receipt of Schedules to the Agreement. Buyer shall have received Schedule 1.1(a)(ix) (Furniture, Fixtures, Equipment, etc.) and Schedule 1.1(a)(x) (Other Items of Property) and such schedules shall be satisfactory to Buyer and Seller.
          (r) India Office Lease. Buyer India shall have entered into a new office lease agreement for the premises currently occupied by Seller India located at Consulate-1, No.1 Richmond Road, Bangalore, India 560025.
          (s) Transfer of India Assets. Seller or Seller India, as appropriate, shall have secured the clearance of the Purchased Assets and the assets transferred pursuant to the India Asset Purchase Agreement from the customs bonding necessary for the transfer of such assets to Buyer or Buyer India, as appropriate.
     5.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the sale of the Purchased Assets pursuant to this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions, any of which may be waived by Sellers:
          (a) Representations and Warranties; Performance of Obligations. The representations and warranties of Buyers set forth in Article III hereof and in all agreements, documents and instruments executed and delivered pursuant hereto or in connection with the Closing (i) that are qualified as to materiality or any similar standard or qualification shall be true and correct in all respects, and (ii) that are not qualified as to materiality or any similar standard or qualification shall be true and correct in all material respects as of the date hereof, in each case as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date. Buyers shall have performed or complied with in all material respects the agreements and obligations necessary to be performed or complied with by Buyers under this Agreement prior to the Closing Date.

          (b) Certificates and Deliveries by Buyer. Seller shall have received from each of Buyers, respectively, (i) a certificate dated the Closing Date, executed by the Buyer, certifying that the conditions specified in Section 5.2(a) have been fulfilled, and (ii) a certificate dated the Closing Date, executed by the Buyer, authorization and approving the execution by Buyer of this Agreement and other documents related to this transaction and approving the consummation by Buyer of the transactions contemplated by such agreements and documents.
          (c) No Injunction. No preliminary or permanent injunction or order that would prohibit or restrain the consummation of the transactions contemplated hereunder shall be in effect, and no Governmental Entity or other Person shall have commenced or threatened to commence an action or proceeding seeking to enjoin the consummation of such transactions or to impose liability on the parties hereto in connection therewith.
          (d) Consents and Approvals. Buyer shall have received all consents and approvals required to be obtained by Buyer in connection with the consummation of the transactions contemplated hereunder.
          (e) Assignment and Assumption Agreement. Buyer shall have executed and delivered to Seller a Bill of Sale and Assumption agreement substantially in the form of Exhibit A hereto.
          (f) Buyer India Incorporation. Buyer India shall have duly and validly incorporated and shall have obtained all registrations, certifications, approvals and the like necessary in order to enter into the India Purchase Agreement and perform its obligations thereunder.
          (g) India Asset Purchase Agreement. Buyer India shall have entered into the India Purchase Agreement, which shall provide for the sale of certain assets to Buyer India from Seller India, and all conditions to closing, if any, shall have been satisfied or waived.
ARTICLE VI
Closing Date and Termination of Agreement
     6.1 Closing Date. Subject to the satisfaction or waiver of each of the conditions set forth in Article V, the closing for the consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall, unless another date or place is agreed to in writing by Buyer and Seller, take place at the offices of Paul, Hastings, Janofsky &Walker LLP located at Five Palo Alto Square, Sixth Floor, Palo Alto, California, within seven days of the satisfaction (or waiver) of all conditions to Closing set forth in Article V (the “Closing Date”).
     6.2 Termination of Agreement. This Agreement may be terminated and abandoned at any time prior to the Closing:
          (a) by mutual consent of Buyer and Seller;
          (b) by Buyer, upon written notice to Seller at any time, if satisfaction of any of the conditions specified in Section 5.1 becomes impossible and such condition has not been waived by Buyer;

          (c) by Seller, upon written notice to Buyer at any time, if satisfaction of any of the conditions specified in Section 5.2 becomes impossible and such condition has not been waived by Seller; or
          (d) by any party to this Agreement provided that such party, or any of its Affiliates, has not intentionally delayed the Closing, if the Closing, including the funding contemplated by Section 1.2 hereof, has not occurred by May 31, 2006; provided, however, that if, by May 24, 2006, (i) Seller has not secured the clearance of any assets transferable hereunder or under the India Asset Purchase Agreement that are subject to customs bonding from the customs bonding necessary for the transfer of such assets to Buyer or Buyer India, as appropriate, and (ii) the Parties have not entered into a transition service agreement providing for Seller’s continuing the operation of the Business in India at Seller’s cost to Buyer, then the foregoing date shall be extended to the date five business days following the first to occur of (i) or (ii).
     6.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 6.2, written notice thereof shall be promptly given by the terminating party to the other parties and thereafter this Agreement shall forthwith become void; provided, however, that any party which breached this Agreement shall remain responsible for any damages caused to the other party due to such breach.
ARTICLE VII
Indemnification
     7.1 Indemnification by Seller. After the Closing Date and subject to the additional provisions set forth in this Article VII, Seller shall indemnify Buyers and their respective Affiliates including, without limitation, Buyer India and Buyer’s stockholders, officers, directors, employees and representatives (each a “Buyer Indemnitee”) against, and hold each Buyer Indemnitee harmless from, any and all claims, losses, damages, liabilities, diminutions in value, payments and obligations, and all expenses, including, without limitation, reasonable legal fees and costs of settlement (collectively “Losses”), incurred, suffered, sustained or required to be paid, directly or indirectly, by, or imposed upon, such Buyer Indemnitee resulting from, related to or arising out of (i) any breach or inaccuracy as of the date hereof or the Closing Date of any representation or warranty of Seller contained in this Agreement, the Transaction Agreements or in any document delivered to Buyers pursuant to the provisions of this Agreement or the Transaction Agreements; (ii) any breach by the Seller or any failure of Seller to perform any of the covenants or obligations contained in this Agreement, the Transaction Agreements or in any document delivered to Buyer pursuant to the provisions of this Agreement or the Transaction Agreements; (iii) the Excluded Assets, Excluded Liabilities or any assets or liabilities not specifically assumed by Buyer India pursuant to the India Purchase Agreement; (iv) except to the extent specifically assumed by Buyers, any claim by any third party brought against any Buyer Indemnitee in connection with the Purchased Assets, the Business or the Retained Employees arising from the operation of the Business prior to the Closing Date; (v) any liability arising from non-compliance with any applicable Bulk Sale Laws; (vi) costs incurred during the six-month period commencing on the Closing Date in connection with Buyer’s acceptance of all returns of products sold by the Business on or prior to the Closing Date, provision of product warranty services to those customers who purchased products or services from the Business or any of its distributors on or prior to the Closing Date; (vii) Losses from breach of contract or other claims made by any party alleging to have had a contractual or other right to acquire the Business or the Purchased Assets; (viii) any breach or inaccuracy as of the date hereof or the Closing Date of any representation or warranty of Seller India contained in the India Purchase Agreement or in any document delivered to Buyer India pursuant thereto; (ix) any breach by Seller India or any failure of Seller India to perform any of the covenants or obligations contained in the India Purchase Agreement; and (x) subject to Section 7.6, any failure by Buyer or Buyer India to deduct or withhold from the purchase price payable under this Agreement or the India Purchase Agreement all Taxes that either Buyer or Buyer India is required to deduct and withhold under any provisions of any law.
     7.2 Indemnification by Buyer. Subject to the additional provisions set forth in this Article VII, Buyer shall indemnify Seller and its respective Affiliates including, without limitation, Seller India and Seller’s stockholders, officers, directors, employees and representatives (each a “Seller Indemnitee”) against, and hold each Seller Indemnitee harmless from, any and all Losses, incurred, suffered, sustained or required to be paid, directly or indirectly, by, or imposed upon, such Seller Indemnitee resulting from, related to or arising out of (i) any breach or inaccuracy of any representation or warranty of either of Buyers contained in this Agreement or in any document delivered to Seller pursuant to the provisions of this Agreement; (ii) any failure of any of Buyers to perform any of the covenants contained in this Agreement or in any document delivered to Seller pursuant to the provisions of this Agreement; (iii) the Assumed Liabilities; (iv) any claim by any third party brought against any Seller Indemnitee in connection with the Purchased Assets arising from the operation of the Business (unless such claim arises from a breach of a representation or warranty by Seller following the Closing Date; (v) any breach or inaccuracy as of the date hereof or the Closing Date of any representation or warranty of Buyer India contained in the India Purchase Agreement or in any document delivered to Seller India pursuant thereto; and (vi) any breach by Buyer India or any failure of Buyer India to perform any of the covenants or obligations contained in the India Purchase Agreement.
     7.3 Losses. As used herein, “Losses” are not limited to matters asserted by third parties, but include Losses incurred or sustained by an Indemnitee in the absence of claims by third parties.
     7.4 Third Party Claims.
          (a) If any Buyer Indemnitee or Seller Indemnitee (each referred to as an “Indemnitee”) receives notice of the assertion by any third party of any claim or of the commencement by any such third party of any action (any such claim or action being referred to herein as an “Indemnifiable Claim”) with respect to which Seller or Buyer (each referred to as “Indemnitor”) are or may be obligated to provide indemnification, the Indemnitee shall promptly notify the Indemnitor in writing (the “Claim Notice”) of the Indemnifiable Claim; provided, that the failure to provide such notice shall not relieve or otherwise affect the obligation of the Indemnitor to provide indemnification hereunder, except to the extent that any Losses directly resulted or were caused by such failure.

          (b) The Indemnitors shall have thirty days after receipt of the Claim Notice (unless the claim or action requires a response before the expiration of such thirty-day period, in which case the Indemnitors shall have until the date that is ten days before the required response date) to acknowledge responsibility and undertake, conduct and control, through counsel of its own choosing, and at its expense, the settlement or defense thereof, and the Indemnitees shall cooperate with the Indemnitors in connection therewith; provided, that (i) the Indemnitor shall permit the Indemnitee to participate in such settlement or defense through counsel chosen by the Indemnitee, provided that the fees and expenses of such counsel shall not be borne by the Indemnitors, (ii) the Indemnitor shall not settle any Indemnifiable Claim without the Indemnitee’s consent if the settlement (A) requires the Indemnitee to admit wrongdoing, pay any fines or refrain from any action, (B) does not include a full release of Indemnitee or (C) may reasonably be expected to impact the ongoing operations of the Business, and (iii) if, in the opinion of counsel to the Indemnitor, the Indemnitee has separate defenses from the Indemnitor or that there is a conflict of interest between the Indemnitor and Indemnitee or if there is any danger of criminal liability of the Indemnitee, then the Indemnitee shall be permitted to retain special counsel of its own choosing at the expense of the Indemnitor. So long as the Indemnitor is vigorously contesting any such Indemnifiable Claim in good faith, the Indemnitee shall not pay or settle such claim without the Indemnitor’s consent, which consent shall not be unreasonably withheld.
          (c) If the Indemnitor does not notify the Indemnitee within thirty days after receipt of the Claim Notice (or before the date that is ten days before the required response date, if the claim or action requires a response before the expiration of such thirty day period), that it acknowledges responsibility and elects to undertake the defense of the Indemnifiable Claim described therein, the Indemnitee shall have the right to contest, settle or compromise the Indemnifiable Claim in the exercise of its reasonable discretion at the expense of the Indemnitees; provided, that the Indemnitee shall notify the Indemnitor of any compromise or settlement of any such Indemnifiable Claim.
     7.5 Survival Period. The representations and warranties contained in this Agreement, the India Purchase Agreement or in any certificate, schedule or document delivered hereunder shall survive the Closing Date until the date that is 12 months from the Closing Date, unless otherwise expressly agreed to in writing by the Parties (and other than the representations set forth in Sections 2.6 (Intellectual Property and Proprietary Rights), which shall survive for 24 months from the Closing Date). Any covenant and agreement to be performed after the Closing Date shall survive the Closing indefinitely, except as otherwise provided herein. Notwithstanding the foregoing, any representation, warranty, covenant or agreement that would otherwise terminate will continue to survive if a Claim Notice shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under this Section 7 on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Section 7. Neither the period of survival nor the liability of Seller or Buyers (as the case may be) with respect to Buyers’ or Seller’s representations and warranties shall be affected by any investigation made at any time (whether before or after the Closing Date) by or on behalf of Seller or Buyers or by any actual, implied or constructive knowledge or notice of any facts or circumstances that Seller or Buyers may have as a result of any such investigation or otherwise. The parties hereto agree that reliance shall not be an element of any claim for misrepresentation or indemnification under the Agreement

     7.6 Limits on Indemnification. Except with respect to Excluded Liabilities, in the case of Seller, and Assumed Liabilities, in the case of Buyers, and except with respect to claims for equitable remedies and claims based on fraud or willful misrepresentation or misconduct, neither Buyers nor Seller shall have an indemnification obligation for any amount for Losses arising out of or resulting from the causes enumerated in Sections 7.1(i), 7.1(ii), 7.2(i) or 7.2(ii), as appropriate, in excess of the Cash Purchase Price, and neither Buyers nor Seller shall have any indemnification obligation arising out of or resulting from the causes enumerated in Section 7.1(i), 7.1(ii), 7.2(i) or 7.2(ii), as appropriate, until the amount of all claimed indemnity payments exceeds $100,000, after which time Buyers or Seller, as appropriate, shall be liable for all such indemnity payments (including the first $100,000). In addition, Seller shall not have an indemnification obligation for any amount for Losses arising out of or resulting from the causes enumerated in Sections 7.1(x) in excess of 50% of such Losses.
ARTICLE VIII
Miscellaneous
     8.1 Further Actions. From time to time, as and when requested by any party hereto, each other party shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as the requesting party may reasonably deem necessary or desirable to carry out the intent and purposes of this Agreement, to transfer, assign and deliver the Purchased Assets to Buyers and their respective successors and assigns effective as of the Closing (or to evidence the foregoing) and to consummate and give effect to the other transactions, covenants and agreements contemplated hereby. To the extent that the rights of Seller under any contract may not be assigned without the consent of another person which has not been obtained by Seller prior to the Closing, neither this Agreement nor the Bill of Sale and Assumption Agreement shall constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. If any such consent has not been obtained or if any attempted assignment would be ineffective or would impair Buyers’ rights under the instrument in question so that Buyers would not effectively acquire the benefit of all such rights, then Seller, to the maximum extent permitted by law and the instrument, shall, at Buyers’ request and at Seller’s expense for up to $5,000 in any individual case, act as Buyers’ agent in order to obtain for Buyers the benefits thereunder and cooperate, to the maximum extent permitted by law and the instrument, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyers (including, without limitation, by entering into an equivalent arrangement). Notwithstanding Buyer’s decision to consummate the Closing in the absence of any such consent, after the Closing Seller shall use its best efforts to obtain all such consents and, if and when any is obtained, Seller shall promptly assign the instrument in question to Buyers.
     8.2 Expenses. Except as expressly set forth herein, Seller and Buyer shall each bear their own legal fees and other costs and expenses with respect to the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder.
     8.3 Entire Agreement. This Agreement, which includes the Schedules and the Exhibits hereto and the other documents, agreements and instruments executed and delivered pursuant to this Agreement (including the India Purchase Agreement), contains the entire agreement between the parties hereto with respect to the transactions contemplated by this

Agreement and supersedes all prior arrangements, understandings, proposals, prospectuses, projections and related materials with respect thereto, including without limitation, the letter of intent among the parties hereto dated March 6, 2006, but specifically excluding the Non-Disclosure Agreement dated February 6, 2006 between Buyer and Seller.
     8.4 Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.
     8.5 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally or (b) sent by registered or certified mail, postage prepaid, or (c) sent by overnight courier with a nationally recognized courier, or (d) sent via facsimile confirmed in writing in any of the foregoing manners, as follows:

If to Seller:	Alliance Semiconductor Corporation
Attention: Melvin L. Keating, President
and Chief Executive Officer
2575 Augustine Drive
Santa Clara, CA 95054
Facsimile No.: (408) 855-4999

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626-1924
Attention: Peter J. Tennyson
Facsimile No.: (714) 979-1921

If to Buyers:	PulseCore Holdings (Cayman) Inc.
c/o Shah Capital Partners
5201 Great America Parkway, Suite 532
Santa Clara, CA 95054
Attention: Paul Mercadante
Facsimile No.: (408) 982-0207

with a copy to:	Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, CA 94025
Attention: Christopher D. Dillon
David W. Van Horne, Jr.
Facsimile No.: (650) 321-2800
If sent by mail, notice shall be considered delivered five (5) business days after the date of mailing, and if sent by any other means set forth above, notice shall be considered delivered upon receipt thereof. Any party may by notice to the other parties change the address to which notice or other communications to it are to be delivered or mailed.

     8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the choice of law principles thereof.
     8.7 Assignability. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party without the written consent of the other parties and any such purported assignment by any party without such consent shall be void, except that:
          (a) Any or all rights of Buyer to receive the performance of the obligations of Seller hereunder and rights to assert claims against Seller in respect of any inaccuracy in or breach of any representations, warranties or covenants of Seller hereunder, may be assigned by Buyer to a direct or indirect subsidiary of Buyer or to a purchaser of Business, and
          (b) Buyer may assign to any bank, insurance or other financial institution providing financing or extending credit to Buyer any or all of its rights to assert claims against Seller in respect of any indemnification claims set forth in Article VII, including, without limitation, any inaccuracy in or breach of representations, warranties or covenants under this Agreement.
     8.8 Waivers and Amendments. Any amendment or supplementation of this Agreement shall be effective only if in writing signed by each of the parties hereto. Any waiver of any term or condition of this Agreement shall be effective only if in writing signed by the party giving the waiver. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement, except to the extent such future rights are specifically included within the scope of such written waiver.
     8.9 Third Party Rights. Notwithstanding any other provision of this Agreement, and except as expressly provided in Article VII hereof or as permitted pursuant to Section 8.7 hereof, this Agreement shall not create benefits on behalf of any shareholder or employee of Buyers, or any other Person (including without limitation any broker or finder), and this Agreement shall be effective only as between the parties hereto, their successors and permitted assigns.
     8.10 Public Announcements. Prior to the Closing, Buyer and Seller will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and neither Buyer nor Seller shall issue any such press release or make any such public statement without the prior approval of the other party both as to the making of such release or statement and as to the form and content thereof, except to the extent that such party is advised by counsel, in good faith, that such release or statement is required as a matter of law. After the Closing, Buyer shall be permitted to issue any press release or otherwise make any public statement with respect to the transactions contemplated by this Agreement without consulting with Seller, except to the extent required by applicable law.

     8.11 Confidential and Proprietary Information. Seller has in the past had access, and shall continue to have access, to certain Confidential and Proprietary Information concerning Seller and its Affiliates. Seller agrees that it will hold in strict confidence and will not, either directly or indirectly, disclose to any person or use any of the Confidential and Proprietary Information in any way during (except as required in the course of the performance of its duties to the Buyer) or after the expiration of such Seller’s relationship with Buyer.
          For purposes of this Agreement, “Confidential and Proprietary Information” means all business, technical, and financial information relating to the Business that is not generally known to the public including, without limitation: (i) any business or technical information, design, process, procedure, formula, improvement, or any portion or phase thereof; (ii) any information related to the development of products and production processes; (iii) any information concerning proposed new products and production processes; (iv) any information concerning marketing processes, market feasibility studies, customer lists and other customer information, vendor lists and information, price data, cost data, profit plans, capital plans and proposed or existing marketing techniques or plans; and (v) any other information which would constitute a “Trade Secret” under the California Uniform Trade Secrets Act as in force and effect in the State of California.
          Nothing in this Section 8.11 shall be deemed to replace, supercede or otherwise alter the terms and conditions of the existing Non-Disclosure Agreement between the parties, except to the extent that the terms of this Agreement and the Non-Disclosure Agreement are inconsistent, in which case the terms of this Agreement shall control. The terms and provisions of this Agreement and agreements related to the transactions contemplated hereby shall be considered “Confidential Information” under the terms of the Non-Disclosure Agreement in place between the parties.
     8.12 Severability. If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or enforceable.
     8.13 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile signatures shall be treated as if they were originals.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

“SELLER”	ALLIANCE SEMICONDUCTOR CORPORATION
a Delaware corporation

	By:	/s/ Melvin L. Keating
	Name:	Melvin L. Keating
	Title:	President and Chief Executive Officer

“BUYER”	PULSECORE HOLDINGS (CAYMAN) INC.,
an exempted company incorporated with limited liability under the laws of the Cayman Islands

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Director

“BUYER US”	PULSECORE SEMICONDUCTOR CORPORATION,
a Delaware corporation

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Director

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

APPENDIX A
DEFINITIONS
     Capitalized terms in this Agreement shall have the meanings ascribed to them in this Appendix A unless such terms are defined elsewhere in this Agreement.
     Accounts Receivable has the meaning given in Section 1.1(a)(viii).
     Acquisition has the meaning given to it in Recital C.
     Action has the meaning given in Section 2.4.
     Affiliate: With respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” means the power to direct the management and policies of another Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     Agreement has the meaning given in the Preamble.
     Assumed Liabilities has the meaning given in Section 1.1(c).
     Authorizations has the meaning given in Section 1.1(a)(vi).
     Bulk Sales Law has the meaning given in Section 4.14.
     Business has the meaning given in Recital A.
     Buyer has the meaning given in the Preamble.
     Buyer Indemnitee has the meaning given in Section 7.1.
     Cash Purchase Price has the meaning given in Section 1.2(a).
     Claim Notice has the meaning given in Section 7.4(a).
     Closing has the meaning given in Section 6.1.
     Closing Date has the meaning given in Section 6.1.
     Closing Date Receivables has the meaning given in 1.1(a)(viii).
     Code means the Internal Revenue Code of 1986, as amended.
     Competing Transaction has the meaning given in Section 4.5.

     Confidential and Proprietary Information has the meaning given in Section 8.11.
     Confidential Information has the meaning given in Section 8.11.
     Disclosure Schedule has the meaning given in Article II.
     Employee Receivables has the meaning given in Section 1.1(a)(xiv).
     Employees has the meaning given in Section 2.7(a).
     Employment Obligation has the meaning given in Section 2.6(e).
     Encumbrance: Any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.
     Equipment has the meaning given in Section 1.1(a)( x).
     ERISA has the meaning given in Section 2.8(a).
     Escrow Agreement has the meaning given in Section 5.1(g)
     Escrow Amount has the meaning given in Section 1.5.
     Excluded Assets has the meaning given in Section 1.1(b).
     Excluded Liabilities has the meaning given in Section 1.1(d).
     Financials has the meaning given in Section 2.9.
     Furniture, Fixtures and Equipment has the meaning given in Section 1.1(a)( x).
     Governmental Entity: Any nation or any state, commonwealth, territory, possession or tribe and any political subdivision, courts, departments, commissions, boards, bureaus, agencies or other instrumentalities of any of the foregoing.
     Indemnifiable Claim has the meaning given in Section 7.4(a).
     Independent Contractors has the meaning given in Section 2.7(b).
     Intellectual Property has the meaning given in Section 1.1(a)(ii).
     IP Rights has the meaning given in Section 1.1(a)(ii).
     India Purchase Agreement means that certain Slump Sale Agreement to be entered into by and between Buyer India and Seller India prior to the consummation of the Acquisition.

     Indemnitee has the meaning given in Section 7.4(a).
     Indemnitor has the meaning given in Section 7.4(a).
     Inventory has the meaning given in Section 1.1(a)(viii).
     Key Employees has the meaning given in Section 5.1(j).
     Knowledge or statements about facts or circumstances recognized by Seller shall refer to the actual knowledge, after reasonable inquiry of any officer of the Seller and Narendar “Buddy” Venugopal and Steven Kao.
     Law means any foreign or domestic (Federal, state or local) law, statute, treaty, rule, regulation, ordinance, franchise, permit, concession, license, order, decree, consent decree or similar instrument or determination or award.
     Losses has the meaning given in Section 7.1.
     March 31 Balance Sheet has the meaning given in Section 5.1(o)
     Marks has the meaning given in Section 1.1(a)(ii).
     Material Adverse Effect means any change, effect or circumstances that, when considered individually or in the aggregate together with all other adverse changes, effects or circumstances with respect to which such phrase is used in this Agreement, is materially adverse to the financial condition or results of operations of prospects of the Business.
     Non-India Retained Employee has the meaning given in Section 4.6(a)(i).
     Open Source has the meaning given to it in Section 2.6(h).
     Other Items of Property has the meaning given in Section 1.1(a)(xi).
     Party has the meaning given in the Preamble.
     Permitted Encumbrance means (a) statutory liens, charges, assessments, security interests, claims, understandings or arrangements for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. generally accepted accounting principals; (b) mechanic’s, carrier’s, warehouseman’s, landlord’s, materialman’s, worker’s, repairer’s and similar statutory liens, charges, assessments, security interests, options, claims, mortgages, pledges, obligations, understanding or arrangements arising or incurred in the ordinary course of business in amounts which are not material; (c) zoning, entitlement, subdivision, building and other land use regulations imposed by Governmental Entity having jurisdiction over such property which are not violated by the current use and operation of such property; and (d) covenants, conditions, restrictions, rights-of-way, easements and other similar matters whether or not of record affecting title to such property which do not materially interfere with the current use or the marketability of title of such property, in each case that would not affect, in any material respect, (i) Seller’s ability to convey the Purchased Assets, carry on the business as presently conducted or otherwise complete the transactions contemplated hereunder or (ii) Buyer’s ability to conduct the Business following the Closing.
     Person: An individual, corporation, limited liability company, partnership, joint venture, trust or unincorporated organization or association or other form of business enterprise or a Governmental Entity.
     Plans has the meaning given in Section 2.8(a).
     Prepaid Expenses has the meaning given in Section 1.1(a)(xii).
     Product Expenses has the meaning given in Section 1.3.
     Proprietary Rights has the meaning given in Section 1.1(a)(ii).
     Purchase Price has the meaning given in Section 1.2(a).
     Purchased Assets has the meaning given in Section 1.1(a).
     Purchased Contracts has the meaning given in Section 1.1(a)(iv).
     Restricted Period has the meaning given in Section 4.9(a).
     Retained Employees has the meaning given in Section 4.6(a).
     Seller has the meaning given in the Preamble.
     Seller Confidential Information has the meaning given in Section 2.5(c).
     Seller Indemnitee has the meaning given in Section 7.2.
     Seller Intellectual Property has the meaning given in Section 2.6(a).
     Shared Proprietary Rights has the meaning given in Section 1.1(a)(xvi).
     Significant Customers has the meaning given in Section 2.18.
     Significant Suppliers has the meaning given in Section 2.19.
     Tax or Taxes means (1) any and all license and registration fees, taxes (including, without limitation, income, minimum or alternative minimum tax, gross receipts, ad valorem, value added, environmental tax, turnover, sales, use, personal property (tangible and intangible), stamp, leasing, lease, user, leasing use, excise, payroll, franchise, transfer, fuel, excess profits, occupational, interest equalization and other taxes), levies, imposts, duties, charges or withholdings of any nature whatsoever, imposed by any Governmental Entity, together with any and all penalties, fines, additions to tax and interest thereon, (2) any liability for the payment of any amounts of the type described in (1) as a result of being a member of an affiliated, consolidated, combined, unitary or other group for any Taxable period and (3) any liability for the payment of any amounts of the type described in (1) or (2) as a result of any express or implied obligation to indemnify any other person. Notwithstanding the foregoing, solely for purposes of Sections 2.15(a) and 4.12, Tax and Taxes shall not include any amount to the extent that (A) a lien, claim or encumbrance cannot be placed upon any of the Purchased Assets with respect to such amount and (B) neither Buyer nor any of its affiliates can be made directly or indirectly liable with respect to such amount.
     Trade Secret has the meaning given in Section 8.11.
     Transaction Agreements: all agreements, instruments, certificates and documents being or to be executed and delivered by a Party pursuant to this Agreement, including, among other things, the Transition Services Agreement, the Escrow Agreement and the India Purchase Agreement.
     Transition Services Agreement has the meaning given in Section 5.1(g)
     Used has the meaning given in Section 1.1(a)(ii).
     U.S. GAAP has the meaning given in Section 2.9.